FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2022

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Announcement of a company split (simplified absorption-type company split/short-form company split) with a wholly-owned subsidiary

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 24, 2022	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Announcement of a company split (simplified absorption-type company split/short-form company split) with a wholly-owned subsidiary

Osaka, Japan, June 24, 2022 --- Takeda Pharmaceutical Company Limited (Head Office: Chuo-ku, Osaka; (TSE:4502/NYSE:TAK), “Takeda”) decided today to succeed to the rights and obligations relating to the research, development and manufacturing businesses of Plasma-Derived Therapies and all other businesses of Nihon Pharmaceutical Co., Ltd. (“Nihon Pharmaceutical”) excluding the business conducted at its Osaka Plant located at Sumiyoshi-cho 26, Izumisano, Osaka (“Osaka Plant Business”) through an absorption-type company split (the “Company Split”).

Please note that because the Company Split falls within the category of an absorption-type company split (simplified absorption-type company split/short-form absorption-type company split), with the splitting company being Takeda’s wholly-owned subsidiary, this release is made in a simplified format.

Note

1.    Purpose of the Company Split
Takeda and Nihon Pharmaceutical have discussed the possibility of a business integration with the aim of establishing an appropriate organization which would enable us to collaboratively provide patients with highly innovative medicines by combining Takeda’s supply chain and Nihon Pharmaceutical’s expertise in the area of Plasma-Derived Therapies. For that purpose, on April 1, 2022, Takeda’s Japan Pharma Business Unit, which manages prescription drugs for the Japanese market, integrated Nihon Pharmaceutical’s Plasma-Derived Therapies business division, and since then, Takeda has been providing and collecting drug information in the area of Plasma-Derived Therapies. The Company Split is being performed in order to strengthen and develop the research, development and manufacturing businesses of Plasma-Derived Therapies at which Nihon Pharmaceutical excels within the Takeda Group and to achieve sustainable growth by further focusing on our key business areas.

2.    Outline of the Company Split
(i) Company Split schedule
Date of decision by the director delegated by the board of directors’ meeting
    June 24, 2022
Date of execution of the absorption-type company split agreement
    June 24, 2022
Scheduled company split date (effective date)
    October 1, 2022
*Please note that because, for Takeda, the Company Split falls within the category of a simplified absorption-type company split in Article 796 paragraph (2) of the Companies Act; and, for Nihon Pharmaceutical, it falls within the category of a short-form absorption-type company split under Article 784 paragraph (1) of the Companies Act, the Company Split is being executed without obtaining approval by resolution of a general meeting of shareholders of both Takeda and Nihon Pharmaceutical.

(ii) Method of Company Split
The Company Split will be performed as an absorption-type company split, with the succeeding company being Takeda, and the splitting company being Nihon Pharmaceutical.

(iii) Allotment upon Company Split
Since the Company Split is an absorption-type company split with Takeda’s wholly-owned subsidiary, no allotment of new shares, monies or other properties will be performed upon the Company Split.

(iv) Handling of the splitting company’s share options and bonds with share options
Not applicable.

(v) Increase or decrease in stated capital as a result of the Company Split
There will be no increase or decrease in the stated capital of Takeda as a result of the Company Split.

(vi) Rights and obligations to which Takeda will succeed
Takeda will succeed to the rights and obligations relating to the research, development, and manufacturing businesses of Plasma-Derived Therapies and all other businesses of Nihon Pharmaceutical excluding the Osaka Plant Business as of the effective date of the Company Split within the scope provided for in the absorption-type company split agreement.

(vii) Prospects for performance of obligations
Takeda and Nihon Pharmaceutical foresee no problems in fulfilment of the obligations to be performed by each company on and after the effective date of the Company Split.

3.    Overview of the Parties to the Company Split

	Successor Company (as of March 31, 2022)	Splitting Company (as of March 31, 2022)
(1) Name	Takeda Pharmaceutical Company Limited	Nihon Pharmaceutical Co., Ltd.
(2) Address	1-1, Doshomachi 4-chome, Chuo-ku, Osaka-shi, Osaka, Japan	8-1, Akashi-cho, Chuo-ku, Tokyo, Japan
(3) Title and name of the representative person	Representative Director, President & CEO: Christophe Weber	Representative Director, President: Hidemasa Tanigaki
(4) Business description	Research and development, manufacture, sale, and marketing of pharmaceutical drugs	Manufacture, sale, and marketing of pharmaceutical drugs, quasi-drugs, and medium cultures
(5) Capital amount	1,676,263 million yen	760 million yen
(6) Date of foundation / incorporation	January 12, 1925	June 7, 1946
(7) Number of outstanding shares	1,582,252,525 shares	9,600,000 shares

(8) Fiscal year end	March 31	March 31
(9) Major shareholders and their shareholding percentages
•The Master Trust Bank of Japan, Ltd. (Trust account) 15.91%
•Custody Bank of Japan, Ltd. (Trust account)
 5.12%
•The Bank Of New York Mellon as Depositary Bank for Depositary Receipt Holders 3.71%
•Nippon Life Insurance Company 2.04%
•State Street Bank West Client-Treaty 505234
   1.83%
•JPMorgan Securities Japan Co., Ltd. 1.55%
•JP Morgan Chase Bank 385781 1.27%
•Takeda Science Foundation 1.15%
•SSBTC Client Omnibus Account 1.09%
•State Street Bank And Trust Company 505225
                                                                1.03%
		•Takeda 100%
(10) Result of operations and financial condition for the immediately preceding fiscal year	March 2022 (Consolidated, IFRS) (in million yen unless otherwise specified)	March 2022 (Non-consolidated, JGAAP) (in million yen unless otherwise specified)
Equity attributable to owners of the parent company / Net assets	5,683,019	32,463
Total assets	13,178,018	43,995
Equity attributable to owners of the parent company per share / Net assets per share	3,665.61 yen	3,381.53 yen
Total revenue	3,569,006	24,257
Operating profit	460,844	7,713
Profit before tax	302,571	4,853
Net profit attributable to owners of the parent company / Net profit	230,059	3,420
Basic earnings per share / Net profit per share	147.14 yen	356.26 yen

4.    Outline of the business of the divisions to which Takeda will succeed
(1)    Details of the business of the divisions to be transferred
The research, development, and manufacturing businesses of Plasma-Derived Therapies and all other businesses of Nihon Pharmaceutical, excluding the Osaka Plant Business.

(2)    Operating results of the businesses to which Takeda will succeed
Net sales：12,971 million yen

(3)    Assets and liabilities to be transferred, and the amounts thereof

Assets		Liabilities
Item	Amount	Item	Amount
Current assets	33,201 million yen	Current liabilities	4,606 million yen
Non-current assets	4,365 million yen	Non-current liabilities	943 million yen
*As the above figures are calculated based on the balance sheet as of March 31, 2022, the actual values to be succeeded may differ from the above amounts.

5.    Status after the Company Split
There will be no change in the name, address, title and name of the representative, business description, stated capital, or fiscal year-end of Takeda after the Company Split.

6.    Business Outlook
Since the Company Split is a company split with Takeda’s wholly owned subsidiary, there will be no financial impact on consolidated earnings for the current fiscal year.

About Takeda
Takeda is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetic and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions. For more information, visit https://www.takeda.com.
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Media Contacts:

Japanese Media Kanoo Tatsuhiro tatsuhiro.kanoo@takeda.com +81 (0) 3-3278-2741	Media outside Japan Tsuyoshi Tada tsuyoshi.tada@takeda.com +81 (0) 3-3278-2093